REPORT MODERNIZATION ADDENDUM
to Administration, Bookkeeping and Pricing Services Agreement

This Report Modernization Addendum (this “Addendum”) dated November 8, 2019 is to the Administration, Bookkeeping and Pricing Services Agreement dated June 28, 2011, as amended (the “Agreement”), by and between ALPS Fund Services, Inc. (“ALPS”) and Centre Funds (the “Trust”).

WHEREAS, ALPS and the Trust wish to supplement the Agreement to provide for additional services to be performed by ALPS and to set forth the fees for those additional services.

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1.	Services. ALPS will provide the Trust with the additional services (the “Additional Services”) described in Appendix I, attached hereto. Except as otherwise set forth herein, the provision of the Additional Services and duties of each party in connection therewith will be governed under the terms and conditions of the Agreement.

2.	Compensation. In consideration of the Additional Services performed under this Addendum, the Trust shall pay ALPS the fees listed in Appendix II, attached hereto. The imposition of such fees will commence beginning February 1, 2020. During each year of the term of the Agreement, unless the parties shall otherwise agree, the fee that would be charged for the Additional Services would be the base rate fee (as reflected in Appendix II hereto) subject to an annual cost of living adjustment based on the Consumer Price Index for Urban Wage Earners and Clerical Workers, for the Denver-Boulder-Greeley area, as published bimonthly by the United States Department of Labor, Bureau of Labor Statistics, or, in the event that publication of such index is terminated, any successor or substitute index, appropriately adjusted, acceptable to all parties.

3.	Terms Applicable to the Additional Services. As applicable to the Additional Services provided under this Addendum, the parties are further subject to the additional terms and conditions set forth in the Appendix III, attached hereto.

4.	Term, Termination and Modification. This Addendum shall become effective as of the date first written above and shall continue thereafter until the earlier of (i) the termination of this Addendum or (ii) the termination of the Agreement. This Addendum shall be terminable by either party pursuant to the terms set forth in Section 15 of the Agreement, and termination of this Addendum shall not terminate the Agreement. This Addendum cannot be modified except by a written agreement signed by both parties.

5.	Survival. The provisions of Section 3 of this Addendum shall survive termination of the Agreement and/or this Addendum.

6.	Miscellaneous. Except to the extent expressly amended or supplemented hereby, the provisions of the Agreement remain in full force and effect. All capitalized terms used in this Addendum and not defined herein shall have the meaning ascribed to them in the Agreement. This Addendum may be executed by the parties hereto on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

7.	Governing Law. The provisions of this Addendum shall be construed and interpreted in accordance with the laws of the State of Colorado and the 1940 Act and the rules thereunder. To the extent that the laws of the State of Colorado conflict with the 1940 Act or such rules, the latter shall control.

IN WITNESS WHEREOF, the parties hereto have executed this Addendum as of the day and year first above written.

CENTRE FUNDS

By:	/s/James A. Abate
Name:	James A. Abate
Title:	President

ALPS FUND SERVICES, INC.

By:	/s/Rahul Kanwar
Name:	Rahul Kanwar
Title:	Authorized Representative

Appendix I

Additional Services

The following Additional Services are to be performed by ALPS for the compensation noted in Appendix II.

Fund Administration

●	Coordinate the preparation and filing of Forms N-PORT and N-CEN with the Securities and Exchange Commission

Revisions to, or the addition of new services to the services listed above (including but not limited to new or revised services related to regulatory changes or special projects) shall be subject to additional fees as determined by ALPS.

Appendix II

Compensation

Fees for the Additional Services:

For the Additional Services, the Trust will pay ALPS as follows:

I.	Centre Active U.S. Treasury Fund:

An annual fee of $       , payable on a monthly basis *

II.	Centre American Select Equity Fund:

An annual fee of $       , payable on a monthly basis *

III.	Centre Global Infrastructure Fund:

An annual fee of $       , payable on a monthly basis *

*	This fee is subject to an annual cost of living adjustment as described in Section 2 of the Addendum.

The above fees are based on assumptions derived from the Trust’s historical portfolio information and/or information provided by the Trust. ALPS’ fees are subject to revision by ALPS, upon ninety (90) days prior notice to the Trust, if ALPS determines that the Trust’s portfolio composition changes or additional work is required by ALPS as it originally contemplated for its provision of the Additional Services. In the event the Trust requests the use of alternative data suppliers additional fees may apply.

Third Party Expenses:

All reasonable third party expenses incurred in providing the Additional Services will be billed to the Trust, including, but not limited to, expenses related to security reference data, portfolio risk metrics, valuation leveling and/or similar data provided by third party suppliers. For third party suppliers from which the Trust receives services as part of an existing ALPS relationship or agreement, the Trust will be billed the amount attributable to the services it received, calculated before application of any discount that ALPS may receive as part of its overall relationship with the supplier (if applicable). All expenses in which a third party supplier does not have an established relationship with ALPS will be billed to the Trust as incurred.

Appendix III

Additional Terms

In addition to the terms and conditions of the Agreement, the following terms and conditions apply to the provision of the Additional Services under this Addendum:

1.	Provision of Services.

i.	ALPS may engage persons or organizations to assist in the provision of, or to perform any of its duties of providing the Additional Services, including persons or organizations selected by the Trust (collectively, the “Suppliers”); provided that, in such event, ALPS shall not be relieved of any of its obligations otherwise applicable under the Agreement and Addendum.

2.	Use of Supplier Data/Services; No Warranty; Termination of Rights.

i.	As part of the provision of the Additional Services, ALPS may provide valuation information, and other data or evaluations, and related services, to the Trust that may be supplied by Suppliers (collectively, “Supplier Data/Services”). The Supplier Data/Services are being supplied to the Trust for the sole purpose of completion of the Additional Services. The Trust may use the Supplier Data/Services only for purposes necessary for the Additional Services described in this Addendum or as otherwise reasonably believed to be required by law, including, but not limited to, responding to any requests made by regulatory or legal authorities. The Trust does not have any license nor right to use the Supplier Data/Services for purposes beyond the Additional Services described in this Addendum including, but not limited to, resale to other users or use to create any type of historical database. Supplier Data/Services cannot be passed to or shared with any other non-affiliated entity.

The Trust acknowledges the proprietary rights that Suppliers have in the Supplier Data/Services.

ii.	ALPS and the Suppliers shall have no liability to the Trust, or a third party, for errors, omissions or malfunctions in the Supplier Data/Services, other than the obligation of ALPS (i) to endeavor, upon receipt of notice from the Trust, to correct a malfunction, error, or omission in any Supplier Data/Services, and (ii) to oversee and monitor the activities of the Suppliers in a commercially reasonable manner.

iii.	The Trust acknowledges that the Supplier Data/Services are intended for use as an aid to institutional investors, registered brokers or professionals of similar sophistication in making informed judgments concerning securities, in connection to the Additional Services. The Trust accepts responsibility for, and acknowledges it exercises its own independent judgment in, its selection of the Supplier Data/Services, its selection of the use or intended use of such, and any results obtained. Nothing contained herein shall be deemed to be a waiver of any rights existing under applicable law for the protection of investors.

iv.	Other than to the extent arising under ALPS’ failure to fulfill its obligations under (ii) above, the Trust shall indemnify ALPS and the Suppliers against and hold ALPS and the Suppliers harmless from any and all losses, damages, liability, costs, including reasonable attorney’s fees, resulting directly or indirectly from any claim or demand against ALPS or the Suppliers by a third party arising out of or related to the accuracy or completeness of the Supplier Data/Services received by the Trust, or any data, information, service, report, analysis or publication derived therefrom. Neither ALPS nor the Suppliers shall be liable for any claim or demand against the Trust by a third party.

v.	As it relates to the Supplier Data/Services, neither ALPS nor the Suppliers, nor the Trust shall be liable for (i) any special, indirect or consequential damages (even if advised of the possibility of such), (ii) any delay by reason of circumstances beyond its control, including acts of civil or military authority, national emergencies, labor difficulties, fire, mechanical breakdown, flood or catastrophe, acts of God, insurrection, war, riots, or failure beyond its control of transportation or power supply, or (iii) any claim that arose more than one year prior to the institution of suit therefor.

vi.	THE TRUST HEREBY ACCEPTS THE SUPPLIER DATA/SERVICES AS IS, WHEREAS, ALPS AND THE SUPPLIERS MAKE NO WARRANTIES, EXPRESS OR IMPLIED, AS TO MERCHANTABILITY, FITNESS OR ANY OTHER MATTER.